UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 65856 / December 1, 2011

Admin. Proc. File No. 3-14463

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In the Matter of	:
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AQUA SOCIETY, INC.	:
	:
	:
	:

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Aqua Society, Inc. The Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final decision of the Commission with respect to Aqua Society, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of the registered securities of Aqua Society, Inc., is revoked.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

1/   17 C.F.R. § 201.360(d).

2/   Aqua Society, Inc., Initial Decision Rel. No. 439 (Nov. 3, 2011), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 439
ADMINISTRATIVE PROCEEDING
File No. 3-14463

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION AS TO
AQUA SOCIETY, INC.,	:	AQUA SOCIETY, INC.
CENTURION GOLD HOLDINGS, INC., and	:	November 3, 2011
POWERRAISE, INC.	:	

APPEARANCES: Mark D. Lanpher and David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Christian I. Cu, O'Neill Law Group PLLC, for Aqua Society, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Aqua Society, Inc. (Aqua).[1] The revocation is based on Aqua's failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on July 13, 2011. Aqua submitted its Answer on July 21, 2011. A prehearing conference was held on August 18, 2011, at which the parties were granted leave to file motions for summary disposition pursuant

[1] This proceeding has ended as to the remaining Respondents. See Aqua Society, Inc., Exchange Act Release Nos. 65004 (Aug. 2, 2011) and 65194 (Aug. 25, 2011).

to 17 C.F.R. § 201.250. Briefing on these motions is now complete.[2] A second prehearing conference was held on October 21, 2011, to address certain issues raised by Aqua's Reply and by the parties' Surreplies.

This Initial Decision is based on Aqua's Answer to the OIP, the parties' moving papers and exhibits, and the Commission's public official records concerning Aqua, of which official notice is taken pursuant to 17 C.F.R. § 201.323. The parties' motion papers, and indeed, all documents and exhibits of record, have been fully reviewed and carefully considered. Preponderance of the evidence was applied as the standard of proof. See Steadman v. SEC, 450 U.S. 91, 101-104 (1981). There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. The facts in Aqua's pleadings have been taken as true, except as modified by stipulations or admissions made by Aqua, by uncontested affidavits, or by facts officially noted. See 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Summary of Allegations and Arguments of the Parties

The OIP alleges that Aqua's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Aqua is delinquent in its periodic filings with the Commission, having repeatedly failed to file timely periodic reports. In particular, the Division argues that Aqua has not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007. OIP, p. 1; Division's Motion, p. 2. The Division requests revocation of the registration of Aqua's securities. Division's Motion, p. 15.

Aqua admits that it is delinquent in its filing obligations under Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, not having filed any periodic reports since the filing of its June 2007 Form 10-QSB. Answer, p. 2. However, Aqua argues that it has sufficiently publicly disclosed its financial data, that it is a legitimate business with substantial assets, that it will soon become up-to-date on its delinquent filings, and that revocation of registration is not in the public interest. Aqua's Motion, pp. 2-4. Aqua also argues that because it recently filed a Form 15, to voluntarily de-register its securities, any sanction is now unnecessary. Aqua's Reply, pp. 13-14.[3]

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[2] The Division of Enforcement (Division) filed a Motion for Summary Disposition (Division's Motion), which included a Declaration of David S. Frye and 11 exhibits (Exhibits 1 through 11). The Division thereafter filed an Opposition (Division's Oppo.) and a Reply (Division's Reply), which included, respectively, a Supplemental Declaration of David S. Frye and three exhibits (Exhibits 12 through 14), and a Second Supplemental Declaration of David S. Frye and one exhibit (Exhibit 15). Aqua filed a Motion for Summary Disposition (Aqua's Motion), an Opposition (Aqua's Oppo.), and a Reply (Aqua's Reply). Attached to Aqua's Reply was a Declaration of Christian I. Cu and one exhibit, a letter from Aqua's auditors (Auditor Letter). Both parties also filed Surreplies (Division's Surreply; Aqua's Surreply).

[3] Additional arguments by the parties are addressed infra.

II. FINDINGS OF FACT

Aqua is a Nevada corporation headquartered in Herten, Germany, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Answer, p. 1. Aqua is a technology acquisition and development company focused on the development and commercialization of "energy optimization, HVAC&R and water filtration" technologies. Id. As of July 8, 2011, Aqua's common stock was quoted on OTC Link (previously, "Pink Sheets"). Id., p. 2; Exhibit 2.

On August 20, 2007, Aqua filed a Form 10-QSB for the period ended June 30, 2007. Exhibit 15. Since that date, it has filed 10 Forms 8-K or 8-K/A, but it has filed none of the quarterly or annual periodic reports required by Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Answer, p. 2; Exhibit 15; 17 C.F.R. §§ 240.13a-1, 240.13a-13.

On July 19, 2010, the Commission sent a letter to Aqua in response to Aqua's Form 8-K filed on July 16, 2010. Exhibit 13, p. 1. This letter reminded Aqua of its reporting obligations under Section 13(a) and requested Aqua inform the Commission when it "[planned] to file all of [its] delinquent periodic reports." Id. Aqua responded by letter dated July 30, 2010, stating that it "hope[d] to be able to file all of its delinquent reports by the end of August 2010 or early September 2010." Id.

On July 27, 2010, the Commission sent a delinquency letter to Aqua by certified mail, which was received on August 6, 2010. Exhibit 1, p. 1. This letter noted that Aqua was apparently not in compliance with the reporting requirements of Section 13(a) of the Exchange Act, and requested that Aqua, within 15 days, contact the Commission and file all required reports. Id. It also warned that failure to file all required reports within 15 days may result in an administrative proceeding to revoke its registration pursuant to Section 12(j) of the Exchange Act – that is, the present proceeding. Id. Lastly, it suggested the possibility of filing a Form 15 to voluntarily terminate its registration. Id., p. 2. There is no record evidence that Aqua ever responded to this letter.

On July 13, 2011, the date the OIP issued, the Commission also issued an order temporarily suspending trading in Aqua's securities. Exhibit 5. On October 14, 2011, the same day it submitted its Reply, Aqua filed a Form 15, seeking to voluntarily terminate its registration. Form 15-12G, EDGAR (Oct. 14, 2011).

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885. It is undisputed that Aqua failed to file its required periodic annual and quarterly reports for any period after the quarter ended June 30, 2007. Accordingly, Aqua violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violate Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

A. *Gateway* Factors

Aqua's violations are serious in that failure to file adequate periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound decisions. Gateway, 88 SEC Docket at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Congress extended the reporting requirements even to companies that are "relatively unknown and insubstantial." Id. (quoting legislative history).

Aqua's violations are also recurrent. The Commission has found reporting violations for durations less than Aqua's to be egregious and recurrent. Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Laboratories, Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to file eight filings over an eighteen-month period considered recurrent).

Aqua is culpable for failing to file its periodic reports. Scienter is not required to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Nature's Sunshine Products, Inc., 95 SEC Docket at 13494. Nevertheless, by initially representing in connection with its July 16, 2010 Form 8-K filing that it hoped to correct its delinquency by no later than September 2010, it implicitly conceded that it was aware of the filing requirements almost a year before the institution of this proceeding.

Aqua's evidence of its efforts to remedy its past violations is sketchy, at best. Aqua had multiple opportunities – before the institution of this proceeding, in its submissions, and at the prehearing conferences – to demonstrate in detail its efforts to remedy its delinquent filings as well as to assure its future compliance. Evidence of such efforts is entirely in Aqua's possession, yet it has offered no evidence to explain its delinquency and only one detail of its efforts to remedy the problem. A three-page letter from its auditors, dated October 12, 2011, states that the auditors had not encountered any issues they considered "unresolvable," and that they "anticipate completing substantive work on the audits within 4 to 6 weeks of this letter." Auditor Letter, p. 2; see also Aqua's Motion, pp. 14-15.[4] Construing the Auditor Letter in the light most favorable to Aqua, at some point the auditors will complete all auditing work and submit their audits to Aqua, and Aqua will prepare four years' worth of delinquent Forms 10-K and 10-Q and submit them to the Commission. It has provided no timetable for these events. Moreover, it is not an assurance of future compliance with all applicable securities laws, it is simply a prediction by the auditors that they expect to complete their "substantive work," with no "unresolvable" issues, at some point near or shortly after the date by which this proceeding must terminate.

Lastly, Aqua has filed a Form 15, seeking to voluntarily de-register its securities. By eliminating the requirement of periodic filings once the de-registration takes effect, Aqua has provided assurance that it will not violate Section 13(a) after de-registration and before any re-registration. However, the credibility of this assurance is not as high as it could be. Aqua is still required to file its delinquent periodic filings, but has not promised to do so. Nor has it promised to file all required reports in the event it re-registers. Nor did it respond to the Commission's July 27, 2010 letter reminding it of the need to file its delinquent reports and requesting it contact the Commission. Nor has it provided any explanation why it waited to file a Form 15 over one year after the Commission notified it that this proceeding might be instituted, and suggesting the possibility of voluntary de-registration. Nor has it explained why the Form 15 was filed the same day its Reply brief was due, only six weeks before this proceeding must terminate. Overall, this factor weighs in its favor, but only slightly.

B. Aqua's Arguments

In short, all Gateway factors but one weigh in favor of revocation, and the one mitigating factor is insufficient to justify a sanction less than revocation. This conclusion is based on specific facts of record, and not merely on Aqua's violation of Section 13(a), as Aqua contends. E.g., Aqua's Reply, pp. 9-10. Except for the Auditor Letter and the Form 15, both of which have been construed in the light most favorable to it, Aqua has offered no evidence which might

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[4] Indeed, the Auditor Letter and an authenticating declaration from Aqua's counsel, which were submitted with Aqua's Reply, are the only evidence of any kind submitted by Aqua (although its EDGAR filings have been officially noticed, including its Form 15). The factual assertions in its Opposition and Reply, regarding corporate ownership and its efforts to remedy its delinquency, are wholly unsupported by any affidavits or other evidence, and thus do not raise a genuine issue of material fact. Aqua's Oppo., pp. 7-8, 14-16; Aqua's Reply, pp. 6-7. Aqua has been provided a full and fair opportunity to present evidence, even though it has taken only minimal advantage of that opportunity. It nonetheless requests a hearing so that it may "present evidence of its efforts to bring itself into compliance" and "introduce evidence as to why revocation or suspension is not in the public interest." Aqua's Oppo., pp. 12-16. It has raised no genuine issues of material fact that would merit such a hearing. Summary disposition is therefore appropriate, because there is no genuine issue of material fact and the Division is entitled to summary disposition as a matter of law. See Kornman v. SEC, 592 F.3d 173, 182 (D.C. Cir. 2010); Gibson v. SEC, 561 F.3d 548, 553 (6th Cir. 2009).

present a genuine issue of material fact. Instead, Aqua raises a number of unavailing legal arguments and immaterial factual issues.

Aqua argues that neither revocation nor suspension is in the public interest because Aqua has provided certain disclosures in its Forms 8-K, disclosures which have been recognized by the Commission as sufficient to permit brokers and dealers to publish quotations for securities, and therefore the "investing public [has all] the information necessary to make informed investment decisions" about Aqua's securities. Aqua's Motion, pp. 4-8 (citing Initiation or Resumption of Quotations Without Specified Information, Exchange Act Release No. 29094 (Apr. 17, 1991), 48 SEC Docket 1064)). In fact, investors do not have all the information necessary to make informed investment decisions regarding Aqua's registered securities – namely, they do not have audited financial statements. As the Commission held in Impax: "The absence of [audited] financial statements . . . deprives all investors of the required timely information, thereby hampering their ability to make informed investment decisions." 93 SEC Docket at 6255-56.

Aqua argues that the reasoning of Gateway and its progeny should not be followed, because some securities trade over the counter without satisfying the disclosure requirements of Section 13(a). Aqua's Oppo., pp. 5-9. It also argues that it is "incongruous" for the Commission to sanction an issuer for violating Section 13(a), and at the same time to permit quotations by brokers and dealers when Section 13(a) has not been satisfied. Aqua's Reply, pp. 3-8. But Gateway is nonetheless binding, and under Gateway it is not relevant that an issuer has complied with laws and regulations other than those pertinent to a 12(j) proceeding. 88 SEC Docket at 439. Aqua's securities are registered (even though they need not be), thus allowing them to be traded on national exchanges, and the Commission's regulations require Aqua to file periodic reports. 15 U.S.C. § 78l(a); 17 C.F.R. §§ 240.13a-1, 240.13a-13. It is irrelevant that the Commission's regulations permit some securities to be traded over the counter (i.e., not on a national exchange) without the filing of such reports.

Aqua contends, citing Steadman v. SEC, 603 F.2d 1126, 1139 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981), that the Commission has an obligation to explain why a lesser sanction is insufficient before revoking Aqua's registration. Aqua's Motion, pp. 8-10. This contention lacks merit. First, Steadman is not directly applicable to Section 12(j) cases. Gateway, 88 SEC Docket at 439. Instead, because of the "more particular considerations" relevant in a Section 12(j) proceeding, the applicable analytical factors are set forth in Gateway and its progeny, factors that are merely "informed by" Steadman. Id. at 439 n.27. Second, even if Steadman were directly applicable, the Commission still would not be required to explain why a lesser sanction would not suffice. PAZ Securities, Inc. v. SEC, 566 F.3d 1172, 1176 (D.C. Cir. 2009) (so long as a sanction is remedial and not excessive or oppressive, "we will not require the Commission to choose the least onerous of the sanctions meeting those requirements"); see generally Richard L. Goble, Initial Decision Release No. 435 (Oct. 5, 2011), pp. 7-8 (citing cases).[5]

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[5] Aqua also observes that the Commission has the authority to sue it under Exchange Act Section 21(e) to compel it to produce its delinquent reports. Aqua's Surreply, p. 3. The thrust of this point is not entirely clear. The Commission warned Aqua of its delinquency twice in July 2010, and Aqua remained delinquent. The Commission gave Aqua one year to remedy its delinquency,

Aqua asserts that it has "real, significant, and substantive assets and operations," and is not a shell corporation, and that this should be "an important factor to consider" in determining the appropriate sanction. Aqua's Motion, pp. 12-13; Aqua's Reply, pp. 10-12. Even if Aqua's factual assertion were true it would be irrelevant, because the nature of Aqua's business is not a Gateway factor. 88 SEC Docket at 439. Indeed, the Commission considered and rejected the same argument in Gateway. 88 SEC Docket at 443-44 & n.45.[6]

Aqua argues that revocation of its registration will cause a lack of liquidity that will harm it and its investors. Aqua's Oppo., pp. 16-17. The Commission considered and rejected this argument in Impax, noting that the real harm to investors comes from "the continuing lack of current, reliable, and audited financial information." 93 SEC Docket at 6256; see also Gateway, 88 SEC Docket at 443 ("The extent of any harm that may result to existing shareholders cannot be the determining factor in our analysis."). e-Smart Techs., Inc., Initial Decision Release No. 272 (Feb. 3, 2005), on which Aqua relies, is inapposite. Aqua's Motion, p. 8; Aqua's Reply, p. 3. In e-Smart, no sanction was imposed, principally because the respondent had entirely remedied its delinquency by the time the Initial Decision issued. In this proceeding, by contrast, Aqua has filed no required periodic reports in over four years. In any event, Aqua "may re-register its securities under the Exchange Act once it is able to comply with the registration requirements," as Aqua concedes.[7] Impax, 93 SEC Docket at 6256; Aqua Oppo., pp. 16-17.

Aqua argues that no sanction is appropriate because it recently filed a Form 15, seeking to voluntarily de-register its securities. Aqua's Reply, pp. 13-14; see generally Aqua's Surreply. As noted above, however, the Form 15 does not remedy its past violations or assure compliance with Section 13(a) in the event of re-registration. Filing a Form 15 does not obviate the need to

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and then instituted the present proceeding, rather than seeking to compel compliance through a civil action. Inasmuch as Aqua is arguing that the Commission should exhaust other remedies before instituting an administrative proceeding under Section 12(j), Aqua cites to no authority supporting this argument, nor does there appear to be any.

[6] Aqua disputes various allegations made in the Division's Motion regarding uncharged violations of other securities laws. Aqua's Oppo., pp. 9-11. As with the nature of Aqua's business, this alleged conduct is not relevant and does not raise a genuine issue of material fact.

[7] The Division conceded at the October 21, 2011 prehearing conference that such "re-registration" requirements do not necessarily include filing all delinquent pre-revocation reports. As one example, the EDGAR filings for Impax, which have been officially noticed at Aqua's request (see Aqua's Surreply, p. 4 n.2), reveal that Impax re-registered its securities without filing all of its delinquent pre-revocation reports. But after one year's advance warning and ample opportunity for Aqua to come into compliance, it did not, and the Division now seeks revocation of registration in lieu of filing of delinquent reports. Section 12(j) actions result in an inability to trade on national securities exchanges and are "an important remedy to address the problem of publicly traded companies that are delinquent in the filing of their Exchange Act reports." Gateway, 88 SEC Docket at 441; 15 U.S.C. § 78l(a). It is immaterial that Section 12(j) actions do not remedy the problem Aqua created in the manner preferred by Aqua.

file all delinquent reports, nor does it necessarily moot any sanction under Section 12(j). See Secured Digital Applications, Inc., Exchange Act Release No. 64533 (May 23, 2011), p. 4.

World Associates, Inc., Exchange Act Release No. 59034 (Dec. 1, 2008), 94 SEC Docket 12054, on which Aqua relies, does not support its position. Aqua's Surreply, pp. 4-5. In World Associates, the respondent filed a Form 15 less than three weeks after institution of the Section 12(j) proceeding. 94 SEC Docket at 12054. "Because revocation or suspension of registration are the only remedies available," and before the Initial Decision issued there was no longer any registration to revoke or suspend, the proceeding had become moot. See id. at 12055. By contrast, Aqua's registration will remain in effect until approximately January 12, 2012, and this proceeding must terminate before that date. This case is closely analogous to Secured Digital, where the respondent informed the administrative law judge that it intended to file a Form 15 less than 90 days before the initial decision due date. Secured Digital, pp. 3-4.[8] Because the respondent's registration would remain effective until after the initial decision due date, its "after-the-fact voluntary termination" of registration did not moot the proceeding and did not warrant dismissal or suspension rather than revocation. The same is true here. Also as in Secured Digital, dismissal or suspension rather than revocation is not warranted by the fact that the Commission possesses discretion to shorten the 90-day waiting period before de-registration. Id.; Aqua's Surreply, pp. 4-5.

In sum, because of Aqua's failure to file its required periodic reports since August 2007, the investing public does not have access to Aqua's complete past and current financial information. Aqua has not raised a genuine issue of material fact, even as to a fact that "could mitigate [its] misconduct," and summary disposition in the Division's favor is appropriate. John S. Brownson, Exchange Act Release No. 46161 (July 3, 2002), 77 SEC Docket 3636, 3640 n. 12 ("[A] respondent may present genuine issues with respect to facts that could mitigate his or her misconduct, although we believe that those cases will be rare."). The Gateway factors as a whole weigh in favor of revocation, and a suspension of registration for a period of twelve months is not an appropriate disposition. Revocation of the registration of Aqua's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

It is hereby ORDERED that the Division's Motion is GRANTED and Aqua's Motion is DENIED.

It is further ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Aqua Society, Inc., is REVOKED.

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[8] Although the respondent in Secured Digital had not yet filed an effective Form 15, because it had not yet qualified to do so, the ALJ took as true the respondent's promise to file one as soon as it qualified, which was on a date prior to the Initial Decision deadline. Secured Digital, p. 3. That Aqua presently qualifies to file a Form 15, and has done so, is thus a distinction without a difference. Cf. Aqua's Surreply, p. 4.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge